EXHIBIT (a)(1)(iv)

August 12, 2010

To Midas Officers and Employees Eligible to Participate in the Stock Option Exchange Program:

The Midas Stock Option Exchange Program (“Exchange Program”) opened today and will close at 12:00 midnight, EST on September 9, 2010, unless we decide to extend the Exchange Program. You have been identified as an officer or employee who is eligible to participate in the Exchange Program, provided you continue to satisfy the conditions to participate throughout the duration of the Exchange Program. Note that eligibility is based on such factors as employment status and exercise price of outstanding stock options. Further details on eligibility are included in the Exchange Program materials, which you will soon receive in the mail.

The Exchange Program gives you the opportunity to elect to exchange certain substantially underwater stock options for replacement stock options, representing the right to purchase fewer shares at a lower per share exercise price. The number of shares you will be able to purchase pursuant to a replacement option will be determined by using an exchange ratio. The information being mailed to you from the Midas, Inc. will identify which of your outstanding options are eligible for exchange, the terms of the Exchange Program and the exchange ratios at certain assumed stock prices. If you elect to participate in the Exchange Program, you must exchange all of your eligible options. Partial exchanges of less than all of your eligible options are not permitted.

Making a Decision About Whether or Not to Participate

You will soon receive a package by mail at your home address from the Company that contains information on the exchange process, answers to frequently asked questions, and instructions on how to elect to exchange your eligible options. If you decide to exchange your eligible options, we must receive your completed Election Form before 12:00 midnight, EST on September 9, 2010. If we do not receive your signed Election Form prior to 12:00 midnight, EST on September 9, 2010, you will be deemed to have elected not to participate in the Offer.

Your choice must be a personal one, based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

If you do not receive your package of materials by August 16, 2010, or if you have questions about the Exchange Program, please send an e-mail to optionexchangeacceptance@midas.com or call Mike Kunstman at (630) 438-3055. You will have the ability to leave a voice message on this extension.

We are pleased to offer the Exchange Program and encourage you to thoroughly review the materials to determine whether to participate in the Exchange Program.

The Exchange Program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the Exchange Program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

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